
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/06___ AND ENDING___12/31/06___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TheMuniCenter LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___540 Madison Avenue, 4th Floor___
                        (No. and Street)

___New York___   ___NY___   ___10022___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Teresa O'Leary___   ___(212) 208-9130___
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Louis Sternbach & Company, LLP___
          (Name – if individual, state last, first, middle name)

___1333 Broadway___	___New York___	___NY___	___10018___
(Address)	(City)	(State)	(Zip Code)

PROCESSED

APR 11 2007

THOMSON
FINANCIAL

RECEIVED
MAR 0 ... 2007

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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LOUIS STERNBACH & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Member of
TheMuniCenter, L.L.C.

We have audited the accompanying statement of financial condition of TheMuniCenter, L.L.C. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TheMuniCenter, L.L.C. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach + Company, LLP

Certified Public Accountants

February 20, 2007
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

THEMUNICENTER, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

ASSETS

SSETS	
Cash and cash equivalents	$4,852,422
Receivables:	
Brokers and dealers	193,495
Computer software and hardware (net of accumulated depreciation of $18,399,913)	100,089
Office facilities and equipment (net of accumulated depreciation of $316,372)	66,275
Other assets	124,276
TOTAL ASSETS	**$5,336,557**

LIABILITIES AND MEMBER'S EQUITY

ABILITIES	
Payable to former member	$ 14,345
Accounts payable and accrued liabilities	2,056,709
Total Liabilities	2,071,054
)MMITMENTS AND CONTINGENT LIABILITIES	
EMBER'S EQUITY	3,265,503
)TAL LIABILITIES AND MEMBER'S EQUITY	$5,336,557

The accompanying notes are an integral part of this financial statement

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TheMuniCenter, L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. in May 2001. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TheMuniCenter is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Salomon Brothers Holding Company Inc., LBI Group Inc. and FSA Portfolio Management Inc. (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. All of the Company's purchases and sales of fixed income securities are cleared through a clearing broker-dealer. The participants who utilize this trading platform consist of broker-dealers and institutional investors.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

COMMISSIONS

The Company records commissions on a trade basis. Commissions represent the spread earned on matched principal transactions.

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

COMPUTER SOFTWARE AND HARDWARE

These assets are stated at cost less related accumulated depreciation. Computer software consists of purchased software, as well as internally developed software. Computer hardware is depreciated and purchased software is amortized on a straight-line basis over the estimated useful lives of the assets, generally not exceeding three years. Internally developed software is depreciated over five years.

OFFICE FACILITIES AND EQUIPMENT

This consists of fixed assets, which are carried at cost less related accumulated depreciation. Fixed assets are depreciated on a straight-line basis over three to seven years.

INCOME TAXES

The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State and New York City recognize the federal entity classification of a single member L.L.C. as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, or local income taxes is required as its sole member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company has entered into obligations under two operating leases that will expire in 2007 and 2008. Under the first agreement, the Company was required to obtain a letter of credit. The Company obtained a letter of credit in the amount of $130,669 in lieu of a cash security deposit. Under the second agreement, the company made a cash security deposit of $6,206. At December 31, 2006, the future minimum payments for this lease were as follows:

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

OPERATING LEASES - continued

2007	$ 503,942
2008	20,686
Total	$ 524,628

Total rent expense for 2006 was $570,451 including operating expenses.

DEFERRED COMPENSATION

In February 2004 the Company issued Revenue Shares to certain employees in recognition of their work performance. The revenue shares vest over a three-year period from the date of issuance, one-third each year. If an employee leaves before the shares are fully vested they are entitled to 50% of the last stated value of the vested portion. According to the plan document a minimum 5% dividend must be declared, however the Company's Board of Directors may increase the dividend at their discretion as long as shares remain outstanding. Dividends will be accrued when declared and are not subject to payout until the related shares are fully vested. All fully vested shares will be eligible for cash conversion at the employee's discretion at a rate of 50% per annum, starting the year after the shares become fully vested.

Revenue shares were awarded on February 15, 2004, February 15, 2005 and February 15, 2006 in the amounts of $230,000, $135,000 and $105,000, respectively. On February 15, 2005 the Board of Directors declared a 5% dividend in the amount of $11,500 on the revenue shares issued February 15, 2004. On February 15, 2006 the Board of Directors declared a 5% dividend in the amount of $18,825 on shares issued prior to February 15, 2006. According to the plan document, in 2007 a 5% dividend in the amount of $21,549 has been declared. At December 31, 2006, vested revenue shares amounted to $179,167.

NOTE 3 - EMPLOYEE BENEFIT PLAN

As of January 1, 2004, the Company changed its deferred compensation plan from a SIMPLE IRA to a 401(k) plan. Under the new plan eligible employees in 2006 could defer up to $15,000 for the year, in addition to a $5,000 catch-up contribution for employees 50 years of age or older. For 2006, the Company elected to make a discretionary contribution on behalf of its employees, a dollar for dollar matching up to $3,500 per employee in the amount of $83,642.

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2006

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement for bookkeeping services for the year with one of its former members and has incurred fees of $118,250. Balances related to these services are settled monthly.

The Company clears all securities transactions through a broker-dealer affiliate of one of the Members. The Company incurred $1,651,390 of clearing fees during the year and at December 31, 2006, the Company had a net receivable of $193,495 from the clearing firm.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company's aggregate indebtedness can not exceed 15 times net capital. At December 31, 2006, the Company's net capital and excess net capital were $2,974,863 and $2,836,724, respectively and its aggregate indebtedness was approximately 0.70 times its net capital.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

END